Calvert SAGE Fund
4550 Montgomery Avenue
Suite 1000N
Bethesda, Maryland 20814

August 7, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Calvert SAGE Fund
File Nos. 811-22212 and 333-152031
Request for Withdrawal of Post-Effective Amendment No. 21 to Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), Calvert SAGE Fund (the “Registrant”) hereby requests the withdrawal of Post-Effective Amendment No. 21 (the “Post-Effective Amendment”) to the Registrant’s registration statement. The Post-Effective Amendment was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) on July 2, 2015 (Accession No. 0001438390-15-000048).

The Post-Effective Amendment did not include a proper EDGAR filing code and will be refiled with the correct EDGAR filing codes.
No securities were sold in connection with the Post-Effective Amendment, and the Post-Effective Amendment has not become effective.
The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission consent to the withdrawal of the Post-Effective Amendment.

If you have questions or require further information, please contact me at 301-657-7045.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King
Assistant Vice President

cc:    Lisa Larkin, Esq.
Division of Investment Management
Securities and Exchange Commission